FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                            HSBC BANK MALAYSIA BERHAD

               RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2007 -
                                   HIGHLIGHTS

- Profit before allowance for losses on loans and financing increased by
  42.5 per cent to MYR316 million for the three months ended 31 March 2007 (MYR222 million for the same period in 2006).

- Profit before taxation of MYR308 million for the three months ended 31
  March 2007 was 48.2 per cent higher than the MYR208 million reported for the same period in 2006.

- Cost efficiency ratio improved to 40.6 per cent from 47.6 per cent for the corresponding period in 2006.

- Net interest income for the three months ended 31 March 2007 up 20.5 per cent to MYR274 million (MYR227 million for the same period in 2006).

- Income from Islamic banking operations rose by 75.8 per cent for the three months ended 31 March 2007 to MYR55 million (MYR31 million in the same period last year).

- Total assets grew by MYR6.9 billion, or 19.1 per cent, to MYR43.5 billion at 31 March 2007 compared with MYR36.6 billion at 31 March 2006.

HSBC Bank Malaysia Berhad reported its highest ever quarterly result in the first quarter of 2007. This reflected improved performance across most of the bank's businesses, in particular in consumer and commercial banking. The bank's profit before tax of MYR308 million was 48.2 per cent higher than for the same period in 2006.

Higher net interest income was principally driven by year-on-year growth in lending of MYR2.0 billion, or 9.1 per cent, in higher margin products, including cards and consumer finance, as well as widening spreads.

Total assets grew by MYR6.9 billion, or 19.1 per cent, mainly attributable to the growth in customer deposits (up MYR5.6 billion or 19.9 per cent compared to 31 March 2006), primarily as a result of successful marketing campaigns.

Income from Islamic banking operations rose strongly, by 75.8 per cent, due to growth in Islamic financing, mainly in consumer credit, and improved profit margins.

Other operating income was up 23.3 per cent to MYR203 million from MYR164 million for the same period in 2006. This was mainly attributable to higher foreign exchange profits due to strengthening of the Malaysian ringgit and further liberalisation of the Central Bank's foreign exchange administrative rules which resulted in higher hedging activities by corporates.

Zarir J Cama, deputy chairman and CEO of HSBC Bank Malaysia Berhad, commented:

"This excellent performance reflects the success of the bank's strategy to create a broad base of income sources and a well-balanced loan portfolio with an even split between corporate and consumer credit.

"The local banking sector remains highly competitive with both conventional and Islamic banks expanding their networks aggressively. However, HSBC Bank Malaysia Berhad is well-positioned in all growth areas, ranging from value-added consumer banking, financing and investment products to innovative financial solutions for corporates to capture new business opportunities. This is particularly the case in Islamic banking which has great growth potential.

"Besides exploring growth opportunities, the bank has embarked on a number of customer focused initiatives to reduce operational costs and improve customer service delivery with the goal of becoming the most preferred bank in Malaysia."



             UNAUDITED CONDENSED BALANCE SHEET AS AT 31 MARCH 2007


                                       Group                          Bank
Figures in MYR '000s           31Mar07         31Dec06        31Mar07        31Dec06

Assets
Cash and short-term funds    5,208,215       6,114,345      5,208,215      6,114,345
Securities purchased under
  resale agreements          2,893,018       2,273,539      2,893,018      2,273,539
Deposits and placements
  with banks and other
  financial institutions     2,660,975       1,989,882      2,660,975      1,989,882
Securities held-for-trading  1,456,506         795,937      1,456,506        795,937
Securities available-for-
  sale                       5,461,935       3,806,463      5,461,935      3,806,463
Loans, advances and
  financing                 24,042,636      24,343,937     24,042,636     24,343,937
Other assets                   701,535         578,089        701,535        578,089
Statutory deposits with
  Central Bank Malaysia        705,148         698,648        705,148        698,648
Investment in subsidiaries
  companies                          -               -             21             21
Property, plant and equipment  302,263         303,387        302,263        303,387
Intangible assets               35,619          29,172         35,619         29,172
Deferred tax assets             69,063          69,330         69,063         69,330
Total assets                43,536,913      41,002,729     43,536,934     41,002,750

Liabilities
Deposits from customers     33,933,980      31,822,208     33,934,001     31,822,229
Deposits and placements of
  banks and other financial
  institutions               2,095,032       1,934,326      2,095,032      1,934,326
Obligations on securities
  sold under repurchased
  agreements                 1,812,175       1,660,739      1,812,175      1,660,739
Bills and acceptances
  payable                      461,060         490,055        461,060        490,055
Other liabilities            1,503,649       1,351,441      1,503,649      1,351,441
Recourse obligation on loans
  sold to Cagamas Berhad       890,443         899,751        890,443        899,751
Provision for taxation          51,077          31,278         51,077         31,278
Total liabilities           40,747,416      38,189,798     40,747,437     38,189,819

Shareholders' funds
Share capital                  114,500         114,500        114,500        114,500
Reserves                     2,674,997       2,448,431      2,674,997      2,448,431
Proposed dividend                    -         250,000              -        250,000
Shareholders' funds          2,789,497       2,812,931      2,789,497      2,812,931

Total liabilities and
  shareholders' funds       43,536,913      41,002,729     43,536,934     41,002,750

Commitments and
  contingencies             65,047,866      60,087,067     65,047,866     60,087,067



Note: The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.


                      UNAUDITED CONDENSED INCOME STATEMENT
                   FOR THE FIRST QUARTER ENDED 31 MARCH 2007


                                                 Group and Bank

Figures in MYR '000s                       31Mar07           31Mar06

Revenue                                    770,798           619,962


Interest income                            483,304           393,829

Interest expense                          (209,614)         (166,731)

Net interest income                        273,690           227,098

Other operating income                     202,794           164,468

Income from Islamic banking operations      55,040            31,303

Operating income                           531,524           422,869

Other operating expenses                  (215,689)         (201,190)

Profit before allowance                    315,835           221,679

Allowance for losses on loans and
  financing                                 (7,718)          (13,727)

Profit before taxation                     308,117           207,952

Taxation                                   (86,270)          (65,696)

Profit attributable to shareholers         221,847           142,256

Earnings per MYR0.50 ordinary share
- basic/diluted                               96.9 sen          62.1 sen


Note: The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  11 May 2007